LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G-2

Orlando, FL 32810

September 12, 2024

Via Edgar Correspondence

Melissa Gilmore, Esq.

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation
Form 10-K for the fiscal year ended December 31, 2023
Filed April 19, 2024
Amendment 1 to Form 10-K for the fiscal year ended December 31, 2023
Filed August 28, 2024
Form 10-Q for the period ended June 30, 2024
Filed August 29, 2024
File No. 001-41515

Dear Ms. Gilmore:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 4, 2024, with respect to its financial statements and related matters. This letter is being submitted together with the changes to the Form 10-K/A for the year ended December 31, 2023, and 10-Q for the six months ended June 30, 2024. The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comments are presented in bold italics.

Amendment 1 to Form 10-K for the fiscal year ended December 31, 2023

Financial Statements and Supplementary Data, page 58

1. We note that you have presented “Distribution to affiliate” as a reduction to APIC and operating cash flows. We also noted similar presentations in your financial statements for the period ended March 31, 2024. Please tell us the nature of these transactions and the basis for your accounting treatments.

Response: These are expenses for salary, sales and marketing related to the operation of Fonon Corporation, an affiliate of the Company that owned 24.5% of the outstanding shares of the Company at the time we filed our Form 10-K for the fiscal year ended December 31, 2023, would become the parent of the Company in an anticipated corporate restructuring that has since that time not occurred. This expectation for 2023 through the time of our filing of our Form 10-Q for the three months ended March 31, 2024, was further supported by the Company’s intent to move our advertising personnel to Fonon Media as part of the strategic goal to align the entire Fonon group of affiliates that was in process but not completed during this period of time. Also, our marketing team was dedicating a portion of its time to Fonon Corporation. The Company tracked and paid for that activity, and initially recorded a receivable as of December 31, 2023. In light of Fonon Corporation being a beneficial shareholder, we considered the guidance at ASC 310-10-S99-3 and determined that this ‘receivable’ should be recorded as a contra-equity account and as such, recorded as a reduction to APIC. Any amounts received from Fonon Corporation will be recorded against this balance. Any amounts received from Fonon will be recorded against this balance.

It was never our intention to extend a line of credit or loan amounts to Fonon Corporation, but given the attempt to begin strategically aligning all of the groups and the administrative delay of getting the sales and marketing team “allocated” to the other entity, we incurred these costs and, as the current operating entity, paid them.

Beginning in Q2 2024, as stated in our most recent Form 10-Q, there was a change in accounting policy in the recognition of the distributions to an affiliate, Fonon Corporation, in fiscal year 2024 being treated as a contribution to a shareholder that considers the above-referenced costs as a G&A expense as opposed to the previously assumed equity distribution to an affiliate. In 2024 G&A expense is being treated as a form of compensation to the shareholder as opposed to a distribution to an affiliate company. The change in policy was a result of the delayed execution in the previously assumed corporate restructuring under which Fonon Corporation would become our parent company, which was the assumption for our Form 10-K for the fiscal year ended December 31, 2023 and first quarter 10-Q filings as stated above. The plan going forward is to segregate the entities costs in the near future, administrative delays are the only reason that has not occurred yet.

2. Please label each column of the restated financial statements as such on the face of each respective financial statement.

Response: We have revised the Company’s Form 10-K/A to label each column of the restated financial statements as such on the face of each respective financial statement.

Controls and Procedures, page 59

3. We note that you have removed the disclosures related to material weaknesses and revised your conclusion regarding the effectiveness of internal control over financial reporting (ICFR) stating that it was effective as of December 31, 2023. Considering that you have restated your financial statements for the fiscal year ended December 31, 2023 to correct errors identified by your auditor, it is unclear how you concluded that your disclosure controls and procedures (DCP) and ICFR were effective. Further, your Form 10-Q disclosures stated that you have concluded that your DCP was not effective as of March 31, 2024 and June 30, 2024, while indicating that there was no material changes in your ICFR since December 31, 2023. If management has determined that material weaknesses existed in relation to the errors identified and therefore, ICFR and DCP are ineffective, please amend your filing to disclose this information.

Response: We have revised our disclosure in the Form 10-K/A to make clear that the DCP and ICFR were not effective as of December 31, 2023, and as of June 30, 2024.

Note 1. Organization and Description of Business, page F-6

4. We note that you removed the disclosure regarding the substantial doubt about the Company’s ability to continue as a going concern, while the going concern paragraph continues to be included in the audit report. Please revise to include the deleted disclosure or explain why you do not believe such revision should be made. Refer to ASC 205-40- 50.

Response: We have revised the disclosure to include the going concern language.

5. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the year ended December 31, 2023 should no longer be relied upon. Please file the required Item 4.02 Form 8- K. Further, include details of any subsequent 10-Q filings that are impacted as well, if applicable. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

Response: We do not believe that a Form 8-K was required to be filed. Both the Company and Fruci & Associates II, PLLC (“Fruci”), our independent accounting firm that audited our 2023 and 2022 financial statements, reached agreement on August 21, 2024, that a restatement of our financial statements was necessary. We had four business days to file the Form 8-K but had instead drafted the Form 10-K/A with the restated financial statements that should have been filed on August 27,, 2024, but as a result of unexpected manpower issues beyond our control our EDGAR filer was not able to complete the 10-K/A for filing until late evening on August 27, 2024. The Company even attempted to find another Edgar agent to complete the filing. As of August 27, 2024, Fruci and the Company had agreed on all proposed changes to the amended Form 10-K, and there were no further audit procedures to be performed to allow the Company to restate its financial statements for the year ended 2023. We discussed with Fruci and considered whether a Form 8-K filing under Item 4.02 was required but determined that this would not be necessary in anticipation of the timely filing of the amended Form 10-K. The filing of an Item 4.02 Form 8-K at the same time as the Form 10-K/A was filed with the restated financial statements would only have created confusion for the Company’s shareholders and prospective investors.

Exhibits

6. We note that the management’s certifications included in Exhibits 31.1, 31.2, 32.1, and 32.2 are dated April 16, 2024. Please include updated certifications that are dated as of the date you file your amendment.

Response: We have provided updated certifications in the Form 10-K/A and 10-Q/A.

Form 10-Q for the period ended June 30, 2024

Condensed Statements of Stockholders’ Equity (Deficit), page 6

7. We note that the net loss balance for the period ended March 31, 2024 does not agree with the balance in your financial statements included in the Form 10-Q for the period ended March 31, 2024. We also note that ($1,019,687), previously presented as “Distribution to affiliate”, is not included here. Please revise your disclosures to explain and quantify the revisions you made to the financial statements for the period ended March 31, 2024 and file an amended Form 10-Q/A, if the changes are material.

Response: The difference in treatment is based on a change in the opinion of our independent accounting firms on how these costs should be classified. Our new independent accounting firm, M&K CPAS, has advised us that they view such salary, sales and marketing costs of Fonon Corporation as expenses rather than as a distribution to an affiliate. Accordingly, we followed this advice in the 10-Q for the period ended June 30, 2024. We intend to continue this practice in the future. We view this change in treatment of costs not to be material.

Note 1 - Basis of Presentation

Restatement of Q2 2023, page 7

8. We note your disclosure regarding the restatement of Q2 2023 and that your system of record current financials is the basis for the financials as they are presented, not the prior Q2 2023 filing. Please confirm that the errors were limited to the period of Q2 2023.

Response: We confirm that the errors were limited to the period of Q2 2023.

Note 6. Related Party Transactions, page 16

9. We note that you have distributed $2,198,993 to an affiliate party, Fonon Corporation, during the first half of fiscal 2024, and recorded the distribution in G&A expenses. Please tell us the nature of these transactions and the basis for your accounting treatments. In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: As set forth in response to comment 7, above, we followed the advice of our current independent accounting firm, M&K CPAS, regarding the treatment of the salary, sales and marketing expenses of Fonon Corporation.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq.